UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 6, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Targets Up To USD$4 million Incremental Annualized EBITDA from Battery Energy Storage Integration at Norway Data Center

On July 6, 2026, VivoPower PLC (the “Company” or “VivoPower”) announced that, it is progressing a formal technical and commercial feasibility study for the integration of a battery energy storage system (“BESS”) at its 41.5 MW Mo i Rana data center in Northern Norway. The feasibility study is targeting incremental annualized EBITDA of up to approximately USD$4 million from BESS-enabled participation in additional Nordic reserve markets.

Sources of Incremental EBITDA

Internal analysis, subject to external feasibility validation and prevailing Nordic reserve market clearing prices, indicates that a co-located BESS could enable participation in three additional Nordic reserve products that are not economically accessible to the site’s compute load alone due to endurance, symmetry, and response-speed requirements:

Reserve Product	Why BESS is Required	Indicative Requirement
FCR-N (Frequency Containment Reserve for Normal operation)	Symmetrical up/down regulation; not achievable from load alone	1 hour endurance in each direction

Expanded FCR-D (Frequency Containment Reserve for Disturbances)	Additional volume beyond the current 12 MW enrolment without impact on tenant SLA	20 minutes endurance

FFR (Fast Frequency Response)	Sub-second response speed only achievable from battery inverters	0.7–1.3 second activation

The targeted incremental EBITDA of up to approximately USD$4 million per annum is derived from capacity payments under these three reserve products, valued at prevailing 2025–2026 Nordic clearing prices, and is subject to prequalification, feasibility outcomes, capital availability, and market conditions. As with the existing enrolment, capacity payments accrue on a pay-for-availability basis, with additional activation payments accruing separately.

Strategic Rationale

The Mo i Rana data center sits in Norway’s NO4 bidding zone, where day-ahead power prices averaged approximately USD 0.009/kWh (10 øre/kWh) in 2025, compared to USD 0.05–0.077/kWh (50–77 øre/kWh) in southern Norway and continental Europe. This structural cost advantage, combined with the site’s participation in the Nordic Balancing Model, has positioned Mo i Rana as one of Europe’s most attractive locations for industrial demand response and co-located battery storage.

A co-located BESS, if implemented, would be designed to:

●	Unlock reserve products that pure compute load cannot access, on a fully stackable basis with existing enrolment
●	Extend ride-through and power quality resilience for AI tenants at Mo i Rana
●	Preserve the site’s full 41.5 MW leasable capacity for AI compute tenants
●	Provide operational optionality across future Nordic reserve products as the Nordic Balancing Model matures

Complementarity with AI Compute Workloads

Beyond ancillary services revenue, a co-located BESS is expected to enhance the site’s suitability for modern AI compute workloads. AI training and inference workloads exhibit power draw characteristics that differ materially from traditional enterprise or hyperscale cloud workloads, and a well-designed BESS layer can improve the operating envelope available to tenants without changing the site’s underlying power capacity or grid connection profile. Anticipated tenant-facing benefits include:

●	Power quality and ride-through: Battery-backed inverters can smooth short-duration voltage sags, transients, and reconfiguration events on the upstream network, reducing the risk of unplanned interruptions to long-running training or high-availability inference workloads
●	Load-step buffering: AI compute clusters can transition rapidly between idle and full load, producing steep ramps at the point of connection; a BESS layer absorbs those ramps locally and presents a smoother profile to the grid, which is increasingly a condition of large-load connection agreements in the Nordics and elsewhere
●	Resilience and effective availability: Even in a grid as reliable as the Nordic synchronous system, BESS-backed ride-through raises the effective availability tier of the facility for tenants whose service credits, SLAs, or workload economics are sensitive to sub-minute interruptions
●	Sustainability profile: Nordic hydro-based power combined with on-site storage strengthens the low-carbon, high-efficiency positioning that AI compute tenants increasingly require from their infrastructure partners, without introducing on-site fossil generation
●	Optionality for future tenant requirements: As next-generation AI accelerators and rack architectures continue to evolve, on-site storage provides headroom to accommodate a wider range of tenant power profiles under the existing 41.5 MW connection

These benefits are complementary to, and do not replace, the site’s existing tier-equivalent electrical and mechanical infrastructure. The feasibility study will quantify the incremental tenant value of these attributes alongside the ancillary services revenue opportunity.

Governance and Process

The feasibility study will assess electrical headroom at the existing point of connection, transformer and switchgear capacity, protection coordination, metering and settlement architecture, prequalification pathway with Statnett, and the interaction between BESS dispatch and tenant service level agreements. Any investment decision will be subject to completion of the study, Board approval, tenant consultation, and applicable Norwegian regulatory and grid-connection approvals. The Company will provide further updates at appropriate milestones.

About Nordic Reserve Markets

The Nordic Balancing Model, jointly operated by Statnett and its Nordic TSO counterparts, procures a suite of ancillary services to maintain grid frequency and system security. Participation is on a pay-for-availability basis, with additional activation payments when reserves are called upon. Nordic Transmission System Operators recognise batteries as uniquely capable of providing multiple stacked system services. As renewable generation grows and conventional thermal capacity retires, batteries and demand response are expected to play an increasing role in Nordic system balancing.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s progression of a technical and commercial feasibility study for the integration of a battery energy storage system (“BESS”) at its Mo i Rana data center, the targeted incremental annualized EBITDA of up to approximately USD$4 million from such integration, the Company’s ability to prequalify for and participate in additional Nordic reserve products (including FCR-N, expanded FCR-D, and FFR), the anticipated tenant-facing benefits of a co-located BESS, the preservation of the site’s full leasable capacity for AI compute tenants, and the timing and outcome of any related investment decision. Furthermore, there can be no assurance that the feasibility study will validate the anticipated economics, that a final investment decision will be made, or that any BESS will be implemented on the terms described or at all, until such time as definitive approvals are obtained and, where applicable, binding documentation is executed.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. Such factors include, without limitation: (i) the feasibility study failing to validate the targeted incremental EBITDA or other anticipated benefits; (ii) failure to obtain Board approval, tenant consent, or required Norwegian regulatory and grid-connection approvals; (iii) failure to prequalify for one or more Nordic reserve products, or changes in Nordic reserve market clearing prices, market design, or the Nordic Balancing Model; (iv) inability of the Company to source capital or asset-level financing for any BESS on acceptable terms or at all; (v) changes in power availability, grid access, or pricing in Norway; (vi) technical constraints on electrical headroom, transformer or switchgear capacity, or protection coordination at the existing point of connection; (vii) currency, geopolitical, and macroeconomic factors affecting the Company’s operations in Norway and other jurisdictions; and (viii) the other material risk factors described in VivoPower’s annual report on Form 20-F and periodic reports on Form 6-K filed with or furnished to the United States Securities and Exchange Commission.

VivoPower undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law. Nothing in this communication should be construed as creating any obligation on the part of the Company to make a further announcement within any specified timeframe, except as may be required by applicable law or regulation.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman